Exhibit 23.1

                          Independent Auditors' Consent

The Board of Directors and Stockholders
Balchem Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-78355, 333-44489, 33-35912 and 33-35910) on Form S-8 of Balchem Corporation
of our report dated February 5, 2003, relating to the consolidated balance sheets of Balchem Corporation and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002 and related schedule, which report appears in the December 31, 2002 annual report on Form 10-K of Balchem Corporation.

Our report described above refers to a change in accounting for goodwill and intangible assets in 2002.

KPMG LLP

Short Hills, New Jersey
March 31, 2003